UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

AUSPEX PHARMACEUTICALS, INC.

(Name of Subject Company)

AUSPEX PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Pratik Shah, Ph.D.

President and Chief Executive Officer

Auspex Pharmaceuticals, Inc.

3333 N. Torrey Pines Court, Suite 400

San Diego, California 92037

(858) 558-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex” or the “Company”), with the Securities and Exchange Commission on April 7, 2015, relating to the offer by Teva Pharmaceutical Ltd., an Israeli corporation (“Parent” or “Teva”) and Aurum Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Auspex’s common stock, $0.0001 par value per share (the “Shares”), for a purchase price of $101.00 per Share in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 41 of the Schedule 14D-9 and replacing it with the following paragraph:

“On April 16, 2015, a putative class-action lawsuit challenging the Merger (captioned Larkin v. Shah, C.A. No. 10918) was filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of our Board of Directors, (ii) Parent, and (iii) Purchaser. The complaint generally alleges that our directors breached their fiduciary duties in connection with the proposed acquisition of Auspex by Parent and Purchaser, and that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint also generally asserts that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Auspex to Parent and Purchaser at an inadequate price, (b) implementing an unfair process, (c) agreeing to certain provisions of the Merger Agreement that allegedly favor Parent and Purchaser and deter alternative bids; and (d) failing to disclose purportedly material information in the Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The Company intends to defend these lawsuits vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSPEX PHARMACEUTICALS, INC.

By:	/s/ Pratik Shah
Name:	Pratik Shah, Ph.D.
Title:	President and Chief Executive Officer

Dated: April 20, 2015

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